Exhibit 99.1

Eltek Ltd.

20 Ben Zion Gelis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 8, 2024

To our shareholders:

You are invited to attend the annual general meeting of the shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on July 8, 2024 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilana Lurie for a third term as an external director, to hold office for three (3) years, as of September 6, 2024;

3.	To approve the Company’s Third Amended and Restated Compensation Policy, as described in the Proxy Statement;

4.	To approve the extension of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

5.	To approve the amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

6.	To approve the amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd., our Controlling shareholder;

7.	To approve the amendment and extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our Controlling shareholder;

8.
To approve the grant of an annual bonus for the year 2023 to Ms. Revital Cohen-Tzemach, director, former special project manager and daughter of Mr. Yitzhak Nissan, our Controlling shareholder and Chairman of the Board, as described in the Proxy Statement;

9.
To approve the amendment of the terms of options granted to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement;

10.	To approve an amendment of the terms of employment of Mr. Eli Yaffe, the Company’s Chief Executive Officer (the “CEO”), relating to Mr. Yaffe’s salary, as described in the Proxy Statement;

11.	To approve the amendment of the terms of employment of Mr. Eli Yaffe, the CEO, relating to the mode of Mr. Yaffe’s engagement by the Company, as described in the Proxy Statement;

12.	To approve the amendment of the terms of options granted to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

13.	To approve the grant of options to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

14.	To approve the grant of a special bonus to Mr. Eli Yaffe, the Company’s CEO, and Mr. Ron Freund, the Company’s Chief Financial Officer, as described in the Proxy Statement;

15.
To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation; and

16.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2023.

The Board has fixed the close of business on May 30, 2024, as the date for determining the holders of record of the Company’s ordinary shares, nominal value NIS 3.00 per share, (the “Ordinary Shares”) entitled to notice of and to vote at the Meeting and any adjournments thereof.

Holders of record at the close of business on May 30, 2024 are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, or by its transfer agent, by July 5, 2024 at 10:00 A.M. local time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Pursuant to the Company’s Amended and Restated Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least thirty-three percent (33%) of the total voting power attached to the Ordinary Shares then outstanding.

Items 1, 9 and 15 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares present and voting on the proposed resolution, in person or by proxy. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which is submitted for our shareholders’ approval, following approval of each of (i) the Company’s Audit Committee, and (ii) the Board, and which requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company. For the purposes of the vote on Item 2, an interest not resulting from ties to the Controlling shareholders is not considered a Personal Interest.

Items 3 to 8 and 10 to 14 are special resolutions, which are submitted for our shareholders’ approval, following approval of each of (i) the Company’s Audit Committee or Compensation Committee, as applicable, and (ii) the Board, and which require the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

- ii -

Generally, an act or transaction with a Controlling shareholder or in which a Controlling shareholder has a Personal Interest requires our shareholders’ approval every three (3) years.

Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card is required to indicate if he, she or it has a Personal Interest in connection with certain proposals. If any shareholder casting a vote in connection with such a proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then their vote on the applicable item will not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2023 described in Item 16 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the Company’s Proxy Statement furnished herewith. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that our shareholders should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company or its transfer agent no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

- iii -

Eltek Ltd.

20 Ben Zion Gelis Street

 Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 8, 2024

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting of the Company’s shareholders to be held at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on July 8, 2024 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). Our shareholders will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilan Lurie for a third term as an external director, to hold office for three (3) years, as of September 6, 2024;

3.	To approve the Company’s Third Amended and Restated Compensation Policy, as described in the Proxy Statement;

4.	To approve the extension of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

5.	To approve the amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

6.	To approve the amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd., our Controlling shareholder;

7.	To approve the amendment and extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our Controlling shareholder;

8.
To approve the grant of an annual bonus for the year 2023 to Ms. Revital Cohen-Tzemach, director, former special project manager and daughter of Mr. Yitzhak Nissan, our Controlling shareholder and Chairman of the Board, as described in the Proxy Statement;

9.
To approve the amendment of the terms of options granted to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement;

10.	To approve the amendment of the terms of employment of Mr. Eli Yaffe, the Company’s Chief Executive Officer (the “CEO”), as described in the Proxy Statement;

11.	To approve the amendment of the terms of employment of Mr. Eli Yaffe, the CEO, relating to the manner of Mr. Yaffe’s engagement by the Company, as described in the Proxy Statement;

12.	To approve the amendment of the terms of options granted to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

13.	To approve the grant of options to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

14.	To approve the grant of a special bonus to Mr. Eli Yaffe, the Company’s CEO, and Mr. Ron Freund, the Company’s Chief Financial Officer, as described in the Proxy Statement;

15.
To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation; and

16.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2023.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its transfer agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the proxy card to shareholders on or about May 31, 2024. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on May 30, 2024 are entitled to notice of and to vote at the Meeting. The Company had 6,708,322 Ordinary Shares issued and outstanding on May 28, 2024, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Company’s Amended and Restated Articles of Association (the “Articles”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders of record holding at least thirty-three percent (33%) of the total voting power attached to the Ordinary Shares then outstanding, will constitute a quorum at the Meeting.

Only holders of record of Ordinary Share as of the close of business on May 30, 2024 are entitled to notice of, and to vote at the Meeting, in person or by proxy:

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a registered shareholder), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, in order to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 A.M. Israel time, on July 5, 2024, to be validly included in the tally of Ordinary Shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board.

Votes Required.

Items 1, 9 and 15 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares present and voting on the proposed resolution, in person or by proxy. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which is submitted for our shareholders’ approval, following approval of each of (i) the Company’s Audit Committee, and (ii) the Board, and which requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company. For the purposes of the vote on Item 2, an interest not resulting from ties to the Controlling shareholders is not considered a Personal Interest.

Items 3 to 8 and 10 to 14 are special resolutions, which are submitted for our shareholders’ approval, following approval of each of (i) the Company’s Audit Committee or Compensation Committee, as applicable, and (ii) the Board, and which require the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with a Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires our shareholders’ approval every three (3) years.

For the purposes of this Proxy Statement, “Controlling shareholder” means a person or entity that has the ability to direct the Company’s actions. For Items 3 and 10 to 14, any person holding fifty percent (50%) or more of the outstanding voting power in the Company or of the rights to appoint the Company’s directors or the CEO is considered a Controlling shareholder, and for Items 4 to 8, any person holding twenty-five percent (25%) or more of the voting power in the Company, provided that no other person holds fifty percent (50%) or more of the outstanding voting power in the Company, or of the rights to appoint the Company’s directors or the CEO, is considered a Controlling shareholder.

For the purposes of this Proxy Statement, “Personal Interest” means a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of such shareholder’s relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his/her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued and outstanding share capital or its voting rights, or has the right to appoint directors or the chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, 5759-1999 (the “Companies Law”) in case of a person voting by proxy for another person, Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

In accordance with the Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder voting at the Meeting or prior thereto by means of the enclosed Proxy Card is deemed to confirm to the Company that such shareholder does not have a Personal Interest with respect to any matter thus voted upon and that such shareholder is not a Controlling shareholder, unless such shareholder had previously delivered to the Company a written notice stating otherwise, no later than 48 hours prior to the Meeting.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2023, described under Item 16 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of May 28, 2024, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 6,708,322 Ordinary Shares outstanding as of May 28, 2024.

The shareholders’ holdings reflect their voting rights. The Company’s principal shareholders do not have different voting rights than other shareholders with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Yitzhak Nissan(3)	165,224	2.5%
Nistec Golan Ltd. (3)	3,291,596	49.1%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,708,322 Ordinary Shares issued and outstanding as of May 28, 2024.
(3)
Nistec Golan Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Yitzhak Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec Ltd.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office-holders during or with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on March 26, 2024.

1.          ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

At the Meeting, our shareholders are requested to re-elect a slate of five (5) directors to serve on the Board. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach have been nominated for re-election. Pursuant to the Articles, the number of directors in the Company (including the two (2) external directors) will be no less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders. In accordance with the Companies Law, one external director, Mr. Gad Dovev, will continue in office until the end of his three (3) year term (on October 6, 2026), and the second external director, Ms. Ilana Lurie, is nominated for re-election by our shareholders for a third three (3) year term, as described in Item 2 below.

The Companies Law provides that a nominee for a position of a director will have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director or as an independent director, if applicable. All of the proposed nominees have declared to the Company that they comply with such applicable qualifications.

The Audit Committee and the Board has determined that Mordechai Marmorstein has the accounting and financial expertise required under the Companies Law necessary to serve as an independent director, and therefore Mr. Marmorstein is nominated to be elected as an independent director.

The five (5) nominees named in this Item 1, if elected, will each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Yitzhak Nissan	74	Chairman of the Board
Mordechai Marmorstein	77	Director
David Rubner	83	Director
Erez Meltzer	66	Director
Revital Cohen-Tzemach	40	Director

Yitzhak Nissan has served as the Chairman of the Board since November 2013 and is a member of our Banking Committee. He served as our chief executive officer from October 2014 until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users’ Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009 and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. In 2019 Mr. Nissan was awarded a “notable person” award by the city of Petach Tikva. Mr. Nissan holds a B.Sc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on the Board since October 2013 and is a member of its Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

David Rubner has served on the Board since October 2013. Mr. Rubner is the chairman and chief executive officer of Rubner Technology Ventures Ltd. Previously, he was a partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, Mr. Rubner was the president and chief executive officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI. Before joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner served on the boards of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd., Koor Industries Ltd., Lipman Industries Ltd. and a number of private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. (Hons) degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was awarded 14 U.S. Patents and was the recipient of the Israeli Industry Prize for 1995.

Erez Meltzer has served as on the Board since 2009, including as its Chairman from 2011 to 2013. Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020.  He is currently the CEO and BOD member of Nano-x Imaging Ltd.  Mr. Meltzer also serves as a director of Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd. Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Xenia Ltd.  and Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer is a teaching Professor on Crisis Management at the Tel Aviv University since 2008. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999. Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Revital Cohen-Tzemach has served on the Board since 2023 and had previously attended Board meetings as a non-voting observer (since 2022). From 2015 to 2023, Ms. Cohen-Tzemach was employed by the Company, first as a trainee in the office of the CEO, then as an assistant to the CEO, and finally as a special project manager. From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry and an Executive M.B.A. degree from Bar-Ilan University.

Each director (excluding Mr. Nissan and Ms. Cohen-Tzemach) is entitled to officers’ and directors’ insurance (as may be approved by the Company from time to time), an indemnification in the form approved by our shareholders on December 5, 2019, and an exculpation letter in the form approved by our shareholders on October 17, 2013. In addition, each director (excluding Mr. Nissan but including Ms. Cohen-Tzemach) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000 (the “Compensation Regulations”). Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his or her services to the Company.

Each of Mr. Nissan and Ms. Cohen-Tzemach is entitled to officers’ and directors’ insurance (as may be approved by the Compensation Committee and the Board from time to time), as well as to an indemnification agreement and an exculpation letter in the foregoing forms (the extensions of which are further subject to the periodical approval of our shareholders). Subject to our shareholders’ approval of Items 4 and 5 below, Mr. Nissan will also continue to be entitled to monetary compensation, as set forth in the Amended Management Agreement by and between the Company and Nistec Ltd.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board has no specific policy on director diversity, but it reviews a diversity of viewpoints, backgrounds, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Since August 2022, the Board Diversity Rule requires a company that is a “foreign private issuer” (as defined in SEC rules) like Eltek to initially have, or explain why it does not have, at least one diverse director. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of May 28, 2024.

Board Diversity Matrix (as of May 28, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	7

The Board recommends a vote FOR the election of each nominee for director named above, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the re-election of each of the nominees.

2.          RE-ELECTION OF EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Companies Law, public companies (such as the Company) are required to have at least two (2) external directors. Every external director must either be “professionally qualified” or have “accounting and financial expertise” (as both such terms are defined in the Companies Regulations (Conditions and Criteria for Having Accounting and Financial Expertise or for Being Professionally Qualified), 5766-2005), and at least one of the external directors of a company must have “accounting and professional expertise”. All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to exercise one or more powers of the board of directors must include at least one (1) external director.

The Companies Law provides that a person may not be appointed as an external director if: (i) such person is a relative of a Controlling shareholder; (ii) such person, his or her relative (as such term is defined in the Companies Law), partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the Company, the Controlling shareholder or its relative; (iii) in a company that does not have a Controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the company’s chairman, chief executive officer, chief financial officer or a shareholder holding at least five percent (5%) of the company’s share capital; and (iv) such person’s relative, partner, employer, supervisor, or an entity under that person’s control, has other than negligible business or professional relations with any of the persons with whom that person may not be affiliated. The term “relative” means a person’s spouse, sibling, parent, grandparent and child, as well as a child, sibling or parent of the person’s spouse, or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, a person may not serve as an external director if his or her position or other activities create or may create a conflict of interest with his or her responsibilities as director or may otherwise interfere with his or her ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not Controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if he or she is acting as an external director of the first company at such time. For a period of two (2) years from termination of office, the company or its Controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are required to be elected by a company’s shareholders. An external director’s term of office is three (3) years and may generally be extended for up to two (2) additional three (3) year terms. Subject to our shareholders’ approval, Ms. Lurie’s third term as an external director will commence on September 6, 2024.

The Companies Law provides that a nominee for the position of an external director will have declared to the company that he or she meets the legal requirements for being appointed as an external director. Ms. Lurie has declared that she meets such legal requirements, and that she is “professionally qualified” and has the requisite “accounting and financial expertise” to serve as an external director. A brief biography of Ms. Lurie is set forth below:

Ilana Lurie has served as an external director since September 2018 and is a member of our Audit, Compensation and Banking Committees. Ms. Lurie has over 15 years in international finance and operations, predominantly in management positions within large, regulated technology companies. In the course of the last 10 years, Ms. Lurie led significant financing rounds, as well as debt restructuring processes. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as CFO & COO and serving as External Director in Wearable devices (NASDAQ:WLDS). From 2012 to 2020, Ms. Lurie served as CFO of NovelSat, Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ). From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

As are all other directors, Ms. Lurie will be entitled to: (i) director’s insurance, provided to all directors and officers, including the external directors, as approved by the Compensation Committee and as may be amended thereby from time to time, subject to the Company’s Second Amended and Restated Compensation Policy, as approved by our shareholders on September 12, 2023; (ii) an indemnification agreement, in the form approved by our shareholders on December 5, 2019; (iii) an exculpation letter, in the form approved by our shareholders on October 17, 2013; (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Compensation Regulations; (v) options to purchase 20,000 Ordinary Shares, effective as of September 6, 2021, according to the terms approved by our shareholders on June 3, 2021; and (vii) options to purchase 10,000 Ordinary Shares, effective as of October 6, 2023. Subject to our shareholders’ approval of Item 9 below and as described therein, the terms of the options previously granted to Ms. Lurie (and to all other directors, excluding Mr. Yitzhak Nissan, our Controlling shareholder and Chairman of the Board, and his daughter, Ms. Revital Cohen-Tzemach) shall be amended effective as of September 6, 2024. Ms. Lurie is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with her service.

On May 16 and 20, 2024, the Audit Committee and the Board have respectively determined that Ms. Lurie meets the legal requirements for being appointed as an external director, and that she is “professionally qualified” and has the requisite “accounting and financial expertise” to serve as such.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that Ms. Ilana Lurie be, and hereby is, re-elected for a third term as an external director, to hold office for three (3) years, as of September 6, 2024.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, which are voted against the election of the external director, does not exceed two percent (2%) of the outstanding voting power in the Company. For the purposes of the vote on this Item 2, a Personal Interest does not include an interest in the proposed resolution that is not by virtue of ties to a Controlling shareholder.

3.          THIRD AMENDED AND RESTATED COMPENSATION POLICY

 (Item 3 on the Proxy Card)

As required of public companies under the Companies Law, in January 2014, the Company adopted a compensation policy, setting forth the principles that govern the terms of office and employment of the Company’s “office holders.” as defined in the Companies Law. Under the Companies Law, any amendment to a public company’s compensation policy requires its shareholders’ approval. In December 2016, our shareholders approved a new compensation policy for the Company, which was amended in September 2018 and in December 2019, amended and restated in August 2022, and amended in September 2023 (the “Second Amended and Restated Compensation Policy”). Our shareholders are requested to approve the following amendments to the Second Amended Compensation Policy (capitalized terms used not no otherwise defined below, shall have the meanings respectively ascribed thereto in the Third Amended and Restated Compensation Policy (as defined below)):

•
Section 3.2 (Maximum Monthly Base Salary): the maximum gross amount payable to the Active Chairman of the Company’s Board shall be increased from NIS100,000 to NIS120,000 (approximately US$32,260), and the gross amount payable to the Company’s CEO shall be increased from NIS95,000 to NIS110,000 (approximately US$29,570);

•	Section 5.2 (Annual Bonus Plan): bonus amounts (and the ceilings applicable thereto) shall be calculated according to the applicable Officer’s gross monthly salary at the time such bonuses are paid.

•
Section 6.6 (Equity-Based Compensation): (a) for any Equity Grant, the exercise price per share shall not be less than the average share price on the stock exchange in the 30 trading days prior to the date on which such Equity Grant is made; (b) the application of “acceleration mechanisms” included in the Option Plan to any Equity Grant to any Director and/or Officer will be determined at the time that any such Equity Grant is made, or at any time thereafter.

This brief overview of the proposed amendments is qualified in its entirety by reference to the full text of the proposed third amended and restated Compensation Policy, attached as Exhibit A hereto, in a form marked against the Second Amended and Restated Compensation Policy, as approved by our shareholders on September 12, 2023 (the “Third Amended and Restated Compensation Policy”). On March 7, 2024, the Compensation Committee has recommended, and on March 10, 2024, the Board has accordingly resolved, to approve the Third Amended and Restated Compensation Policy.

At the Meeting, the Board proposes that the following resolution be adopted:

 “RESOLVED, that the Third Amended and Restated Compensation Policy, attached to the Proxy Statement as Exhibit A, be and hereby is, approved.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

4.          EXTENSION OF THE AMENDED MANAGEMENT AGREEMENT BETWEEN THE
COMPANY AND NISTEC LTD.

(Item 4 on the Proxy Card)

In November 2013, the Company entered into a Management Agreement with Nistec Ltd., then its Controlling shareholder (respectively, the “Management Agreement” and “Nistec”). In December 2016, our shareholders approved an extension and amendment of the Management Agreement. In December 2018, Mr. Yitzhak Nissan, the beneficial owner of Nistec, transferred the shares of the Company held by Nistec to Nistec Golan Ltd., a company beneficially held by him. The extension and amendment of the Management Agreement was then approved effective as of January 1, 2019 (the “Amended Management Agreement”). In June 2021, our shareholders approved another extension of the Amended Management Agreement for a three (3) year period, effective as of January 1, 2022.

 In accordance with the provisions of the Companies Law, an agreement with a company’s Controlling shareholder (whether directly or indirectly) may not exceed three (3) years, and its extension for any additional period of up to three (3) years, as well as any amendment to its terms, must be approved by the company’s shareholders. In this Item 4, our shareholders are requested to approve the extension of the term of the Amended Management Agreement for an additional period of three (3) years, without modification of its terms, effective as of January 1, 2025. Under Item 5 below, our shareholders are further requested to approve the amendment and restatement of the Amended Management Agreement, effective as of January 1, 2024.

Under the terms of the Amended Management Agreement, Mr. Nissan serves as the Chairman of the Board, and provides the Company with the active chairman services listed in Exhibit A thereto. In providing such services, Mr. Nissan is required to dedicate the appropriate attention, time and effort to the Company, in accordance with the Company’s needs from time to time. In consideration for providing said services, the Company has been paying Nistec – and subject to the approval of the shareholders, will continue to pay – a monthly fixed fee of NIS90,000 (approximately US$24,195), plus applicable VAT. In addition, subject to such approval, Nistec will continue to be entitled to the following compensation:

•
Subject to Company’s reimbursement policy, as approved by the Audit Committee on May 15, 2016, Mr. Nissan will receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS10,000 (approximately US$2,690) per calendar quarter; and

•
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses), 5732-1972.

On March 7 and 10, 2024, the Audit Committee and the Board have respectively approved the extension of the term of the Amended Management Agreement for an additional three (3) year period, without modification of its terms (subject to the proposed amendment and restatement under Item 5 below), effective as of January 1, 2025.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the extension of the term of the Amended Management Agreement, by and between the Company and Nistec Ltd., for an additional three (3) year period, without modification of its terms (subject to the proposed amendment and restatement under Item 5 below), effective as of January 1, 2025, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

5.          AMENDMENT AND RESTATEMENT OF THE AMENDED MANAGEMENT AGREEMENT
BETWEEN THE COMPANY AND NISTEC LTD.

(Item 5 on the Proxy Card)

Pursuant to the proposed amendment and restatement of the Amended Management Agreement, effective as of January 1, 2024: (a) subject to the shareholders’ approval of the Third Amended and Restated Compensation Policy under Item 3 above, the monthly fixed fee payable to Nistec in consideration of Mr. Nissan’s active chairman services shall be increased to NIS120,000 (approximately US$32,260), plus applicable VAT (the “Fee”); and (b) commencing on the year ended December 31, 2024, and each calendar year thereafter, in the event that the Company’s audited consolidated financial Statements reflect that the Company’s net income equals 2% or more of the Company’s revenues, Nistec shall be entitled to receive an annual performance-based bonus with respect to Mr. Nissan’s active chairman services, in an amount equal to three (3) times the Fee (the “Bonus”). The proposed amendment and restatement further clarify that the Company’s policy for recovering erroneously awarded compensation, adopted in accordance with the requirements of the Companies Law, Section 10D of the U.S. Securities Exchange Act of 1934, Rule 10D-1 promulgated by the SEC thereunder, and Listing Rule 5608 of the Nasdaq’s corporate governance rules (the “Clawback Policy”), will apply to any Erroneously Awarded Compensation (as defined in the Clawback Policy) that may be paid to Nistec under the Amended Management Agreement, whether during or after the term thereof.

All other terms of the Amended Management Agreement will remain the same. Accordingly, in addition to the Fee and the Bonus, Mr. Nissan will be entitled to reimbursement of travel expenses as described in Item 4 above. Subject to the shareholders’ approval of the proposed extension of the term of the Amended Management Agreement thereunder and the proposed amended and restatement under this Item 5, the terms of the Amended Management Agreement, as amended hereunder, shall comprise the Amended and Restated Management Services Agreement to be entered into as of January 1, 2025, by and between the Company and Nistec.

On March 7 and 10, 2024, the Audit Committee and the Board have respectively approved the amendment and restatement of the Amended Management Agreement, effective as of January 1, 2024.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the amendment and restatement of the Amended Management Agreement, by and between the Company and Nistec Ltd., as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

6.          AMENDMENT AND EXTENSION OF AMENDED PCB PURCHASE PROCEDURE

(Item 6 on the Proxy Card)

 In October 2015, the Company established a procedure for the purchase of PCBs from the Company by Nistec. In 2017, our shareholders approved amendments to the terms of such procedure (the “Amended PCB Purchase Procedure”). In accordance with the provisions of the Companies Law, the term of the Amended PCB Purchase Procedure may not exceed three (3) years, and its extension for any additional period of up to three (3) years, as well as any amendment to its terms, must be approved by the Company’s shareholders. In 2018 and 2021, the shareholders approved extensions of the term of the Amended PCB Purchase Procedure, each time for a period of three (3) years. The shareholders are therefore requested to approve the amendment of the Amended PCB Purchase Procedure, as described in this Item 6, and the extension of the term of the Amended PCB Purchase Procedure (as amended hereby) for an additional period of three (3) years, all as of September 1, 2024.

The Amended PCB Purchase Procedure sets forth the terms under which Nistec may purchase PCBs from the Company, solely for providing assembled boards to its customers and not for re-sale. Nistec will ask the Company for a quote for a specific PCB, detailing the required supply time and volume. The Company’s quote will be based on its standard price list and, pursuant to the proposed amendment, may be subject to a discount at such rate as offered by the Company from time to time to its other customer, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCB, as determined by the Company’s dynamic pricing system (instead of such discount being capped at ten percent (10%)). The quote will include reference to increased prices to account for factors such as short lead time and quick turn-around, and will set minimum order thresholds, all in accordance with the Company’s standard price list. Alternatively, the Company may issue a quote based on a quote issued by a comparable independent PCB supplier with comparable technological capabilities, if and as provided by Nistec (the “Alternative Quote”). The Company’s quote will include all ancillary costs such as shipping and customs. The Company may issue a quote based on the Alternative Quote only if it reflects a gross margin (sale price less the cost of raw materials) of at least sixty-five percent (65%). Should the Alternative Quote be made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, the Company may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with the Company’s customary terms and conditions for orders received from unrelated third parties. The Company’s decision to absorb such tooling costs will be made by its CEO. Should the Company be asked to indemnify Nistec for faulty PCBs, such indemnification will be made (a) in compliance with the Company’s general policy in the regard, and (b) subject to the pre-approval of the Audit Committee. Neither Mr. Nissan, our Controlling shareholder, nor any of his relatives, may be involved in the process of issuing a quote by the Company to Nistec or in any post-sale discussions such as with respect to warranties or indemnification for faulty products. Should Nistec’s order be for PCBs imported by the Company, the quote would reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should Nistec’s order be for PCBs from the Company’s excess inventory of an original order, the quote would reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the full price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCB generate any excess inventory, and Nistec would like to purchase such PCBs manufactured in excess, the Excess Inventory Discount would not be applied to such purchase).

On May 16, 2024, the Audit Committee has approved the proposed amendment and extension of the Amended PCB Purchase Procedure, and it will annually review the Company’s compliance therewith. The Board has previously determined that the terms of the Amended PCB Purchase Procedure were established in good faith and are similar to those employed in transactions with third parties. The Board has further determined that the discount formulas and cap (as per the proposed amendment) and the twenty percent (20%) mark-up are reasonable, and that the sales under the Amended PCB Purchase Procedure will not limit the Company’s ability to sell to third parties. The Board has also determined that the execution of the Amended PCB Purchase Procedure does not constitute a “prohibited distribution” under the Companies Law. On May 20, 2024, the Board has accordingly approved the proposed amendment of the Amended PCB Purchase Procedure and the proposed extension of its term for an additional three (3) year period, all as of September 1, 2024 and as described herein.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the amendment of the Company’s Amended PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement, and the extension of its term for an additional three (3) year period, all effective as of September 1, 2024, be and hereby are, authorized and approved.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

7.           AMENDMENT AND EXTENSION OF AMENDED SOLDERING, ASSEMBLY AND DESIGN
SERVICES PROCEDURE

(Item 7 on the Proxy Card)

In October 2015, the Company established a procedure for the retention of soldering and assembly services by the Company from Nistec. In 2017, our shareholders approved an amendment to the terms of such procedure (the “Amended Soldering, Assembly and Design Services Procedure”). In accordance with the provisions of the Companies Law, the term of the Amended Soldering, Assembly and Design Services Procedure may not exceed three (3) years, and its extension for any additional period of up to three (3) years, as well as any amendment to its terms, must be approved by the Company’s shareholders. In 2018 and 2021, our shareholders approved extensions of the term of the Amended Soldering, Assembly and Design Services Procedure, each time for a period of three (3) years. The shareholders are therefore requested to approve the amendment of the Amended Soldering, Assembly and Design Services Procedure, as described in this Item 7, and the extension of the term of the Amended Soldering, Assembly and Design Services Procedure for an additional period of three (3) years, all as of September 1, 2024.

The Amended Soldering, Assembly and Design Services Procedure sets forth the terms under which the Company may retain the following services from Nistec: (i) soldering and assembly services (“Soldering Services”), (ii) design and/or design services for the production of PCBs (“Design Services”), and/or (iii) the ordering of soldering materials or components by Nistec on the Company’s behalf (“Purchasing Services”). Soldering Services and Design Services will be priced according to Nistec’s standard price list for each, less a five percent (5%) discount. Purchasing Services will be priced according to the actual costs of the materials and/or components ordered, plus a fourteen and a quarter percent (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged by Nistec from third parties for similar services. Prices of services not included in Nistec’s standard price lists will be negotiated by the Company and Nistec in good faith (without the participation of Mr. Nissan, our Controlling shareholder, or any of his relatives). Nistec’s standard procedures will govern manufacturer warranties and restrictions regarding defective assembled products. Pursuant to the proposed amendment, the aggregate price of services retained by the Company under the Amended Soldering, Assembly and Design Services Procedure may not exceed NIS3,000,000 (approximately US$800,000) per annum (instead of NIS300,000).

On May 16, 2024, the Audit Committee has approved the proposed amendment and extension of the Amended Soldering, Assembly and Design Services Procedure, and it will annually review the Company’s compliance therewith. The Board has previously determined that the terms of the Amended Soldering, Assembly and Design Services Procedure were established in good faith and are similar to those employed in transactions with third parties. The Board has further determined that Soldering Services, Design Services and Purchasing Services are not material to the Company’s business; that it will not be beneficial for the Company to source separate quotes for each; and that the price differences between Nistec and other service providers are not significant. For these reasons, and due to the fact that the PCBs will not be exposed to third parties, the Board has determined that the terms of the Amended Soldering, Assembly and Design Services Procedure are favorable to the Company. The Board has also determined that the execution of the Amended Soldering, Assembly and Design Services Procedure does not constitute a “prohibited distribution” under the Companies Law. On May 20, 2024, the Board has accordingly approved the proposed amendment of the Amended Soldering, Assembly and Design Services Procedure, and the proposed extension of its term for an additional three (3) year period, all as of September 1, 2024, and as described herein.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the amendment of the Company’s Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., as described in the Proxy Statement, and the extension of its term for an additional three (3) year period, all effective as of September 1, 2024, be and hereby are, authorized and approved.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

8.          GRANT OF 2023 ANNUAL BONUS TO MS. REVITAL COHEN-TZEMACH

(Item 8 on the Proxy Card)

Ms. Revital Cohen-Tzemach, currently a director of the Company, was previously employed by the Company as a special project manner; Ms. Cohen-Tzemach’s employment with the Company ended on December 31, 2023. Under the terms of the Companies Law, any benefits provided to Ms. Cohen-Tzemach with respect to her employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman of the Board and Controlling shareholder, Mr. Yitzhak Nissan.

On June 3, 2021, our shareholders approved Ms. Cohen-Tzemach’s participation in the Company’s future annual bonus plans for the years 2022 to 2024 (with the application of the annual bonus plan for the year 2024 being subject to the extension of Ms. Cohen-Tzemach’s employment with the Company, as subsequently approved by our shareholders in September 12, 2023). Notwithstanding, due to the structure and discretion of the Compensation Committee and the Board in respect of the actual annual bonus amount, the grant to Ms. Cohen-Tzemach of the applicable amount for each year is also subject to our shareholders’ approval. On September 12, 2023, our shareholders approved the grant of an annual bonus in the amount of NIS80,000 (approximately US$21,700, as of such time) to Ms. Cohen-Tzemach under the Company’s annual bonus plan for the year 2022.

On March 6 and 8, 2023, the Compensation Committee and the Board have respectively approved the Company’s annual bonus plan for the year 2023 (the “2023 Bonus Plan”), in accordance with the terms of the Company’s Amended and Restated Compensation Policy (as approved by the shareholders on August 31, 2022) then in effect. The aggregate bonus amount that Ms. Cohen-Tzemach was eligible to receive under the 2023 Bonus Plan was limited to four (4) gross monthly salaries (the “2023 Individual Bonus Ceiling”) – as was the case for another, similarly situated senior employee of the Company, who is not an “Office Holder” (as such term is defined in the Companies Law) and to whom the 2023 Bonus Plan was also applied; and as with respect to all senior employees (including Office Holders) participating in the 2023 Bonus Plan, such aggregate amount consisted of a performance bonus, determined according to the Company’s meeting of graded annual targets set with respect to five (5) pre-defined measurable financial criteria of different weights (the “Performance Bonus”), and a personal-assessment bonus, determined by the Company’s CEO (the “Personal-Assessment Bonus,” and together with the Performance Bonus, the “Annual Bonus”). Furthermore, the total amount that could be granted as Annual Bonuses to all such employees under the 2023 Bonus Plan was limited to seven percent (7%) of the Company’s pre-tax profit in the year 2023 (the “2023 Collective Bonus Ceiling”).

On March 7 and 10, 2024, the Audit Committee and the Board have respectively approved the grant of an Annual Bonus in the amount of NIS80,000 (approximately US$21,500) to Ms. Cohen-Tzemach under the 2023 Bonus Plan (the “2023 Annual Bonus”), consisting of a Performance Bonus in the amount NIS69,000 and a Personal-Assessment Bonus in an amount equal to thirty percent (30%) thereof, the sum of which was then reduced in accordance with the 2023 Individual Bonus Ceiling (while the total amount of the Annual Bonuses granted under the 2023 Bonus Plan was initially smaller than the 2023 Collective Bonus Ceiling). The shareholders are hereby requested to approve the grant of the 2023 Annual Bonus to Ms. Cohen-Tzemach.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the grant of the 2023 Annual Bonus to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 8 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

9.          AMENDMENT OF TERMS OF OPTIONS GRANTED TO DIRECTORS

(Item 9 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to the Company’s directors require our shareholders’ approval. Our shareholders are therefore requested to approve the amendment of the terms of the options previously granted to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in this Item 9.

In 2018, the Board approved a share incentive plan, which authorizes the grant of options to purchase shares and of restricted shares units to officers, employees, directors and consultants of the Company and its subsidiaries (the “Option Plan”). Options granted under the Option Plan are generally exercisable for ten (10) years from the date on which such options are granted.

On June 3, 2021, our shareholders approved the grant of options to purchase 20,000 Ordinary Shares to each of the Company’s directors (and 100,000 in the aggregate), including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Nissan, effective as of, and exercisable at a price per share equal to the average daily closing price of the Ordinary Shares during the thirty (30) trading days prior to, September 6, 2021 (US$6.47, effectively reduced to US$6.08 pursuant to Section 4 of the Option Plan, following the Company’s distribution of cash dividends (a) in the amount of US$0.17 per Ordinary Share on December 12, 2022 (the “2022 Distribution”), and (b) in the amount of US$0.22 per Ordinary Share on December 21, 2023 (the “2023 Distribution”, and collectively with the 2022 Distribution, the “Distribution”)). On September 12, 2023, our shareholders approved an additional grant of options to purchase 10,000 Ordinary Shares to each of the Company’s directors (and 50,000 in the aggregate), including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Nissan, and his daughter, Ms. Cohen-Tzemach, effective as of, and exercisable at a price per share equal to the average daily closing price of the Ordinary Shares during the 30 trading days prior to, October 6, 2023 (US$9.08, effectively reduced to US$8.86 pursuant to Section 4 of the Option Plan, following the 2023 Distribution). All such options were granted under the Option Plan and Section 102(b)(2) of the Income Tax Ordinance [New Version], 5721-1961 (the “Capital-Gains Tax Route” and the “Income Tax Ordinance”, respectively), and in accordance with the terms of the Company’s compensation policy then in effect. Furthermore, all such options vest over a four (4) year period, commencing on their applicable effective date, such that twenty-five percent (25%) of the options vest on the first annual anniversary of such effective date, and the remaining options vest in equal quarterly installments thereafter.

On March 7 and 10, 2024, the Audit Committee and the Board have respectively approved the following amendment of the terms of all options heretofore granted to each of the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Nissan, and his daughter, Ms. Cohen-Tzemach): effective as of September 6, 2024, notwithstanding anything to the contrary in any award letter executed by the Company and each director with respect to any such options, in the event that the Company consummates an M&A Transaction (as defined in the Option Plan), all unvested options as of such time shall automatically vest and become exercisable in full immediately prior to the consummation of such M&A Transaction. The foregoing amendment is made pursuant to Section 14.6 of the Option Plan, and meets the terms of the Second Amended and Restated Compensation Policy, as approved by the shareholders on September 12, 2023, and of the Third Amended and Restated Compensation Policy, subject to our shareholders’ approval of Item 3 above.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the amendment of the terms of the options heretofore granted to the Company’s directors (including the external directors, but excluding the Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 9 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy.

10.          COMPENSATION OF CHIEF EXECUTIVE OFFICER

(Item 10 on the Proxy Card)

In September 2018, our shareholders approved the appointment of Mr. Eli Yaffe as the Company’s CEO, effective as of July 1, 2018, and the Company entered into an employment agreement therewith (the “Original Agreement”). In October 2020, our shareholders approved the Company’s execution of an amendment to the Original Agreement. In June 2021, the Compensation Committee and the Board increased Mr. Yaffe’s salary by NIS5,000 per month – an immaterial change that did not require shareholders’ approval – and a second amendment to the Original Agreement was executed. In August 2022, our shareholders approved the Company’s execution of a third amendment to the Original Agreement (the “Third Amendment”), effective as of January 1, 2023, whereby, inter alia, effective as of the first month in which the Company’s revenues shall exceed US$45,000,000, the aggregate monthly salary payable to Mr. Yaffe shall be increased to NIS90,000 (approximately US$24,500); and effective as of the first month in which the Company’s revenues shall exceed US$50,000,000, the aggregate monthly salary payable to Mr. Yaffe shall be increased to NIS 95,000 (approximately US$25,500).

On March 7, 2024, the Compensation Committee has recommended, and on March 10, 2024, the Board has accordingly resolved, to approve the following amendment of the Original Agreement, as previously amended (the “Fourth Amendment”), which includes the following changes to Mr. Yaffe’s salary that our shareholders are therefore requested to approve:

•
Effective as of January 1, 2024, Mr. Yaffe’s salary shall be increased by NIS3,000 per month, to NIS93,000 (approximately US$25,000) in the aggregate (taking into account that the first increase under the Third Amendment became, as described above, effective as of January 2024);

•
Effective as of the first month in which the Company’s revenues shall exceed US$50,000,000, the aggregate monthly salary payable to Mr. Yaffe shall be increased to NIS98,000 (approximately US$26,500) (instead of NIS95,000, per the second increase contemplated under the Third Amendment, as described above); and

•
Effective as of the first month in which the Company’s revenues shall exceed US$55,000,000, the aggregate monthly salary payable to Mr. Yaffe shall be increased to NIS108,000 (approximately US$29,000), subject to the shareholders’ approval of the Third Amended and Restated Compensation Policy under Item 3 above.

The Fourth Amendment further clarifies that the Company’s Clawback Policy will apply to any Erroneously Awarded Compensation (as defined in the Clawback Policy) that may be paid to the CEO under the Original Agreement, as in effect from time to time, whether during or after the term thereof.

Subject to the additional changes that our shareholders are requested to approve under Item 11 below, all other terms of the Original Agreement (as previously amended), including but not limited to permitted activities, confidentiality and non-competition, severance pay and pension arrangements, vacation, education fund contribution, sick pay, reimbursement of expenses and travel expenses, performance bonus and company car, will remain the same. In addition, as an Office Holder of the Company, Mr. Yaffe will continue to be entitled to: (i) officers’ and directors’ insurance, as may be approved by the Compensation Committee and the Board from time to time; (ii) an indemnification agreement, in the form approved by our shareholders on December 5, 2019; and (iii) an exculpation letter, in the form approved by our shareholders on October 17, 2013.

The changes to Mr. Yaffe’s salary under the Fourth Amendment meet the terms of the Third Amended and Restated Compensation Policy, subject to our shareholders’ approval of Item 3 above. However, under the Companies Law, the Compensation Committee and the Board may in special circumstances approve the Company’s execution of the Fourth Amended, even if shareholders’ approval for Item 3 above and/or this Item 10 is not received.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that amended terms of Mr. Eli Yaffe’s employment with the Company, regarding Mr. Yaffe’s salary, as described in the Proxy Statement, be and hereby are, authorized and approved.”

Vote Required

The approval of this Item 10 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

11.          ENGAGEMENT OF CHIEF EXECUTIVE OFFICER

(Item 11 on the Proxy Card)

In addition to the salary-related changes described in Item 10 above, the Fourth Amendment entitles the CEO, at his sole and absolute discretion, to request that his employment with the Company be terminated, and that he will instead be engaged as an independent contractor, in which case the CEO shall be entitled to receive, in consideration of his services to the Company as such, a fixed monthly fee in an amount equal to the total cost of his employment for the Company, plus applicable VAT, in lieu of the monthly salary payable to the CEO, and all social and other benefits to which he is entitled, under the Original Agreement (as then in effect).

The foregoing change, which our shareholders requested to approve in addition to the salary-related changes described in Item 10 above, meets the terms of the Second Amended and Restated Compensation Policy, as approved by the shareholders on September 12, 2023, and of the Third Amended and Restated Compensation Policy, subject to our shareholders’ approval of Item 3 above.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that amended terms of Mr. Eli Yaffe’s employment with the Company, regarding the mode of Mr. Yaffe’s engagement by the Company, as described in the Proxy Statement, be and hereby are, authorized and approved.”

Vote Required

The approval of this Item 11 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

12.          AMENDMENT OF TERMS OF OPTIONS GRANTED TO CHIEF EXECUTIVE OFFICER

 (Item 12 on the Proxy Card)

Under the terms of the Companies Law, any benefit (other than non-material benefits) provided to the CEO with respect to his employment with the Company, must be approved by Eltek’s shareholders. Our shareholders are therefore requested to approve the amendment of the terms of the options previously granted to the CEO, as described in this Item 12.

On September 6, 2018, our shareholders approved the grant of options to purchase 60,857 Ordinary Shares to the CEO, effective as of, and exercisable at a price per share equal to the average daily closing price of the Ordinary Shares during the 30 trading days prior to, July 1, 2018 (US$4.17, effectively reduced to US$3.78 pursuant to Section 4 of the Options Plan, following the Distributions). Following the rights’ offerings issued by the Company in March 2019 and December 2020, and in accordance with Section 4 of the Option Plan, these options are effectively exercisable into 78,580 Ordinary Shares. On June 3, 2021, our shareholders approved an additional grant of options to purchase 100,000 Ordinary Shares to the CEO, effective as of, and exercisable at a price per share equal to the average daily closing price of the Ordinary Shares during the 30 trading days prior to, December 29, 2020 (US$4.75, effectively reduced to US$4.36 pursuant to Section 4 of the Option Plan, following the Distributions). On September 12, 2023, our shareholders approved an additional grant of options to purchase 25,000 Ordinary Shares to the CEO, effective as of, and exercisable at a price per share equal to the average daily closing price of the Ordinary Shares during the 30 trading days prior to, August 3, 2023 (US$9.11, effectively reduced to US$8.89 pursuant to Section 4 of the Option Plan, following the 2023 Distribution). All of the foregoing options were granted under the Option Plan and the Capital-Gains Tax Route, and in accordance with the terms of the Company’s compensation policy then in effect. Furthermore, all such options vest over a four (4) year period, commencing on their applicable effective date, such that twenty-five percent (25%) of the options vest on the first annual anniversary of such effective date, and the remaining options vest in equal quarterly installments thereafter.

On March 7, 2024, the Compensation Committee has recommended, and on March 10, 2024, the Board has accordingly resolved, to approve the following amendment of the terms of all options heretofore granted to the CEO: notwithstanding anything to the contrary in any award letter executed by the Company and the CEO with respect to any such options, in the event that the Company consummates an M&A Transaction (as defined in the Option Plan), all unvested options as of such time shall automatically vest and become exercisable in full immediately prior to the consummation of such M&A Transaction. The foregoing amendment is made pursuant to Section 14.6 of the Option Plan, and meets the terms of the Second Amended and Restated Compensation Policy, as approved by the shareholders on September 12, 2023, and of the Third Amended and Restated Compensation Policy, subject to our shareholders’ approval of Item 3 above.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the amendment of the terms of the options heretofore granted to Mr. Eli Yaffe, as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 12 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

13.          GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER

(Item 13 on the Proxy Card)

As explained in Item 12 above, any benefit (other than non-material benefits) provided to the CEO with respect to his employment with the Company, must be approved by Eltek’s shareholders. Our shareholders are therefore requested to approve the grant of options as described in this Item 13.

In addition to the options heretofore granted to the CEO, as described in Item 12 above, on March 7, 2024, the Compensation Committee has recommended, and on March 10, 2024, the Board has accordingly resolved, to grant options to purchase 20,000 Ordinary Shares to the CEO, effective as of March 10, 2024, subject to our shareholders’ approval. All such options will (i) be granted under the Option Plan and the Capital-Gains Tax Route, (ii) vest over the following four (4) years, such that twenty-five percent (25%) of the options will vest on March 9, 2025, and the remaining options will vest in equal quarterly installments thereafter, provided, however, that in the event that the Company consummates an M&A Transaction (as defined in the Option Plan), all unvested options as of such time shall automatically vest and become exercisable in full immediately prior to the consummation of such M&A Transaction, and (iii) be exercisable by means of a “cashless exercise” and at a price per share equal to the average daily closing price of the Ordinary Shares during the 30 trading days prior to March 10, 2024.

The grant of options to the CEO hereunder meets the terms of the Second Amended and Restated Compensation Policy, as approved by our shareholders on September 12, 2023, and of the Third Amended and Restated Compensation Policy, subject to our shareholders’ approval of Item 3 above.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the grant of options to Mr. Eli Yaffe, as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 13 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

14.          GRANT OF SPECIAL BONUS TO CHIEF EXECUTIVE OFFIER AND CHIEF FINANCIAL OFFICER

(Item 14 on the Proxy Card)

On February 15, 2024, the Company successfully consummated a public offering of 625,000 Ordinary Shares at a public offering price of $16.00 per share, for gross proceeds of $10,000,000, before deducting underwriting discounts and offering expenses payable by the Company (the “Offering”). The Company intends to use the net proceeds from the Offering to strategically invest in the expansion of its production capabilities and for general corporate purposes, including working capital.

On March 7, 2024, the Compensation Committee has recommended, and on March 10, 2024, the Board have accordingly resolved, subject to our shareholders’ approval, to approve the grant of a special bonus to each of the Company’s CEO and the Company’s Chief Financial Officer (the “CFO”), due to their significant contribution to the successful consummation of the Offering, in an amount equal to fifty percent (50%) of their respective current monthly salaries – i.e., an amount of NIS45,000 (approximately US$12,000) payable to the CEO, and an amount of NIS26,000 (approximately US$7,000) payable to the CFO (the “Special Bonus”). The Special Bonus shall be paid in addition to any annual bonus (performance-based and/or discretionary) payable to each of the CEO and the CFO for the trading years 2023 and 2024.

Under the terms of the Companies Law, since payment of the Special Bonus will exceed the Bonus Ceiling (as defined in the Second Amended and Restated Compensation Policy, as approved by our shareholders on September 12, 2023) applicable to each of the CEO and the CFO, such payment must be approved by our shareholders. As further required under the Companies Law, in approving the grant of the Special Bonus, the Compensation Committee and the Board have determined the amount of the Special Bonus and its terms of payment taking into account the need to promote the Company’s goals and in light of its current needs, specifically raising capital for its various purposes, and with the aim of adequately incentivizing the relevant officers in light of their crucial contribution to the success to future equity financings, which is imperative for accomplishing the Company’s goals and maximizing its long-term profits. Prior to approving the grant of the Special Bonus, the Compensation Committee and the Board have reviewed the amounts of the annual bonuses payable to each of the CEO and the CFO for the year 2023.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that the grant of a special bonus to each of Mr. Eli Yaffe and Mr. Ron Freund, as described in the Proxy Statement, be and hereby is, authorized and approved.”

Vote Required

The approval of this Item 14 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

15.          APPOINTMENT OF INDEPENDENT AUDITORS

(Item 15 on the Proxy Card)

The Board recommends that our shareholders appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the “Proposed Auditors”), as the Company’s independent auditors for the year ending December 31, 2024, and for such additional period, until the next annual general meeting of the shareholders.

The Proposed Auditors will replace the Company’s current independent auditors, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (the “Current Auditors”), which has served as our principal independent certified public accounting firms since October 2020. On May 16, 2024, the Audit Committee has recommended,  and on May 20, 2024, the Board has accordingly resolved, to approve the replacement of the Current Auditors by the Proposed Auditors. As required under the Companies Law, prior to making its foregoing recommendation, the Audit Committee gave the Current Auditors a reasonable opportunity to present their position in this regard thereto, and the Board has given the Current Auditors a reasonable opportunity to present such view to the shareholders, including by inviting the Current Auditors to attend the Meeting.

Subject to our shareholders’ approval, the Proposed Auditors will review the Company’s quarterly financial statements for the second quarter of, and audit the Company’s annual financial statements for, the year ending December 31, 2024.

The following table sets forth, for each of the years indicated, the audit and other fees paid to Brightman Almagor Zohar & Co.

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$102,000	81%	$98,000	94%
Audit-related fees(2)	$13,500	11%	$0	0%
All other fees(2)	$11,000	8%	$6,000	6%
Total	$126,500	100%	$104,000	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings

(2)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the Company’s independent auditors for the fiscal year ending December 31, 2024, and for such additional period, until the next annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to approve their compensation.”

Vote Required

The approval of this Item 15 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy.

16.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Company’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023 will be presented for review. On March 26, 2024, the Auditor’s Report and the Company’s Audited Consolidated Financial Statements were filed with the SEC under Form 20-F and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This Item 16 does not involve a vote of our shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

May 28, 2024

Exhibit A

Third Amended and Restated Compensation Policy

Directors and Officers Compensation Policy – 2023

Eltek Ltd.

Directors and Officers Compensation Policy

The meaning of the definitions and terms in the Compensation Policy will be as set down in the Companies Law, 5759-1999 (the “Companies Law”), unless otherwise defined in the framework of the Compensation Policy.

Chapter 1: General Background

1.	General background

1.1.
The following document presents Eltek Ltd.’s (the “Company”) Compensation Policy regarding the Company’s Officers (the “Compensation Policy”) as determined by the Compensation Committee and the Company’s Board of Directors (the “BOD”).

1.2.
The Compensation Policy is intended to increase the transparency of the Company’s activities regarding all aspects of its Officers’ compensation and to enhance the shareholders' ability to express their opinion and influence the Compensation Policy.

1.3.
The principles of the Compensation Policy were formulated following internal discussions held by the Compensation Committee and the BOD, which considered, among other things, the changes in the provisions of the law since the adoption of the previous Compensation Policy; the experience and the lessons accumulated in the company during the period of the implementation of the previous compensation policy; and the changes in the company and its needs. The policy’s principles are designed for determining reasonable, appropriate and fair compensation for the Company’s Officers, that will ensure that the Officers’ compensation will be compatible with the good of the company and its long-term and short-term organizational strategy, considering the Company’s risk management policy while increasing the Officers’ sense of solidarity with the company and its activities, increasing their satisfaction and motivation and enabling the company to both retain its high quality Officers for the long term and to hire new good quality officers.

1.4.	The considerations taken into account during the setting of the Compensation Policy principles:

a.	Promoting the Company’s goals, work plan and long-term policies.

b.	Creating appropriate incentives for the Company’s Officers while keeping in mind the Company’s risk management.

c.	The size of the Company and the nature of its activities.

d.
With regard to variable components of the Officers terms of service and employment - the Officer’s contribution to achieving the Company’s goals and maximizing profits; all with a long-term view and considering the position of each Officer.

1.5.	Objectives of the Compensation Policy

a.	Encouraging the maximization of the Company’s profits via compensation incentives.

b.	Maximizing the Company’s performance without the Company’s Officers taking unreasonable risks.

c.	Supporting the implementation of the Company’s business strategy.

d.	Promoting the alignment of the Officers’ interests with those of the Company’s shareholders.

e.	Increasing the Company’s ability to recruit and retain Officers who can lead the Company and meet the market’s challenges.

f.	Creating a balance between the various types of compensation components.

1.6.	Measures for setting the Compensation Policy

The Compensation Policy is based among other things, on the following measures:

a.	Each Officer’s education, skills, expertise and achievements.

b.	The positions, areas of responsibility and previous wage agreements signed with the Officers.

c.	The relationship between the fixed compensation components and the variable compensation components.

d.
An examination of the average terms of service and employment for the Officers in accordance with the Compensation Policy relative to the average and mean wage conditions of the Company’s employees and contract workers, and the influence of the gaps between these conditions on the labor relations at the Company.

1.7.	The Compensation Policy determination and approval process

The BOD approved the  Compensation Policy on November 11, 2019, following the adoption of the recommendations of the Compensation Committee concerning the Compensation Policy. The Compensation Policy is subject to the approval of the General Assembly of the Company’s shareholders, in accordance with the provisions of Section 267A(b) of the Companies Law. The above notwithstanding, the BOD may even set the Compensation Policy in the absence of the approval of the said General Assembly, in accordance with the provisions of Section 267A(c) of the Companies Law.

1.8.	Applicability

1.8.1.
The Compensation Policy will be valid for a period of three years, effective from September 1, 2022, following the approval of all the required organizations, in accordance with the provisions of Section 267A of the Companies Law (the “Applicable Date”).

1.8.2.	The Compensation Policy will apply to the Company’s Officers in accordance with the definition of the term “officers” in the Companies Law.

1.8.3.	Accordingly, this Compensation Policy is intended to set the compensation terms of the Officers serving in the Company as of the Applicable Date, and as such as will be from time to time, including:

a.	Members of the BOD;

b.	The CEO;

c.	The deputy CEO, vice presidents (chief officers) and/or other Company Officers.

(collectively the “Company’s Officers” or the “Officers”)

1.9.
The Compensation Policy, its principles and parameters shall not be construed as establishing any right for Company Officers and/or any other third party with respect to the Company. The Company Officers’ rights with respect to the Company will be determined and defined only in accordance with the provisions of the law, the employment agreements, the compensation plans and other agreements that will be signed, as such will be signed, with the Company Officers.

Chapter 2: The Compensation Components

2.	The components of the Compensation Policy

2.1.
The Compensation Policy for the Officers is composed of several components that combined to form an overall compensation appropriate for the Officers, in accordance with their duties and their contributions to the Company.

2.2.	The Compensation Policy includes the following components:

a.
Base Salary – this component consists of a monthly salary (in gross terms) or fixed monthly management fees, which correlates to the Officer’s education, skills, expertise, professional experience and takes into consideration his achievements, jobs, areas of responsibility and previous wage agreements.

b.
Social and Fringe Benefits – including pension savings, severance pay, disability insurance, vacation, sick leave, recreation pay, continuing education savings, reimbursement of expenses, use of a company car, mobile phone, etc.

c.	Variable Rewards in cash (Bonus) – designed as in incentive for Officers to promote and achieve the Company’s goals in the medium and long term.

d.
Equity-Based Compensation – designed to create a link between actions that lead to maximizing the value of the Company’s shares over time and the reward given to the Officers for this maximizing, such that the link aligns the Officers’ interests with the interests of the Company’s shareholders and contributes to the Officers’ motivation and the Company’s ability to retain quality Officers.

e.
End of service terms – designed to arrange the terms at the end of the Officers’ service at the Company, including in order to anchor the rights and obligations of the Company and the Officers toward one another.

f.
Provisions to protect Officers – include exemption, indemnification and responsibility insurance for Officers, and are designed to enable the Company to retain and recruit Officers suitable for serving in the Company, in light of the Officers’ personal exposure to the consequences of actions undertaken in the framework of their jobs at the Company.

2.3.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Officer employed in a fulltime position. If the relevant Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

2.4.
The following policy rules concerning each of the Officers’ compensation components set an upper or lower limit in certain instance, for the compensation component, based on certain criteria. It is important to note that the Company is not obligated to grant the Officer all the components detailed in this Compensation Policy and is not obligated to grant the maximum or minimum rate set for each of the components, as relevant.

2.5.
The Compensation rules do not relate to various benefits whose value is not significant and which the Company grants to its workers. These benefits include: parking, newspaper subscriptions, Internet access, clothing, holiday gifts, etc., and the Company will not be restricted in this regard.

3.	Base Salary[3]

3.1.	Directors’ compensation

The Company’s serving Directors, who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, compensation for participating in board meetings (including in decisions in writing or via telephone) and reimbursement of expenses, all in accordance with the provisions of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000, and as such will be amended from time to time (the “Compensation Laws”). The sum of the compensation, in accordance with the Compensation Laws, will be in keeping with the level of the Company’s equity (whatever this will be from time to time).

1	The fixed components in the Compensation Policy refer to the Base Salary and to the Social and Fringe Benefits.

2	The above notwithstanding, the value of car use, mobile phone use and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.

3	The base salary is in terms of gross salary and does not include social and fringe benefits

3.2.	Maximum monthly base salary

Officer	Maximum monthly base salary (gross) in NIS	Scope of position[4]
Active Chairman of the Board[5]	~~100,000~~120,000	As may be Required
CEO	~~95,000~~110,000[6]	100%
Deputy CEO, vice presidents and other Officers[7]	55,000	100%

3.3.	Linkage to the index

The ceiling of the base salary will be linked to the increase in the cost-of-living index that is published every month by the Central Bureau of Statistics.8

3.4.	Comparison to the market - benchmark

In order to set the base salary when a new Officer is hired for the Company (“a new Officer”), or upon the approval of new terms of service and/or employment for an existing Officer, the BOD will, if necessary and in accordance with the BOD’s discretion, refer to the existing salary structure at the Company and, if the BOD considers it appropriate, to a survey of comparative data on the accepted salary for similar positions (as much as possible) (“salary survey”).

If the BOD decides to conduct a salary survey, the characteristics of the companies in the salary survey for the purpose of conducting the said comparison will be: a) technology companies, with a preference for those involved in the electronics industry; or b) public companies with a market value similar to that of the Company; or c) companies with revenues similar to those of the Company (severally and separately: the “sample companies”). In the event that the sample companies do not have a position identical to that of the Officer, the Company may conduct the comparative data survey of the employment terms of officers with similar seniority and/or a similar position (as much as possible) among other public companies (whose characteristics are not necessarily consistent with a), b) and c) above in this paragraph).

4	If the Officer is employed less than fulltime, the ceiling for the monthly salary will be adjusted in accordance with the actual scope of the position.
5
An active chairman of the board is a chairman of the board who proves services to the Company that are supplementary to the services he grants the Company in his capacity as a member of the BOD (including his position as chairman of the board).

6
An incremental allowance (“Tosefet Yoker”) shall be included in the CEO's Salary in accordance with provisions of the general collective agreements, and the expansion orders dealing with incremental allowances, and as shall be updated from time to time.

7	Officers, if and inasmuch as these will be in the future, who are not chairman of the board, CEO, deputy CEO or vice president (“other officers”).
8
The base index for calculating the linkage of the compensation elements in accordance with this Compensation Policy will be the index published at the time of the approval of the Compensation Policy by the BOD.

3.5.	Updating the base salary

From time to time the Compensation Committee and the BOD may update the base salary paid to an Officer of the Company, in accordance with the parameters set by this Compensation Policy, including in consideration of his education, skills, expertise and professional experience, as well as the Officer’s achievements, his position, areas of responsibility and previous wage agreements that have been signed with him.

3.6.	The Company’s Officers (apart from the Directors who are not employed by the Company in additional positions) will be eligible for social and fringe benefits as detailed in Clause 4 below.

4.	Social and fringe benefits

4.1.	Pension contributions

The Company will contribute each month to a life insurance and long-term disability insurance plan, a pension fund or a provident pension fund, or to a combined life insurance, disability and provident pension fund (the “Plan”)  in accordance with the relevant Officer’s choice, and will undertake the contributions to the compensation, severance pay and disability funds in accordance with the plan chosen, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The contributions will be subject to Section 14 of the Severance Pay Act. The basis for the contributions will be up to 100% of the base salary.

4.2.	Contributions to continuing education funds

To the extent that the Officer’s terms of employment include contributions to a continuing education fund, the Company will undertake the contributions to the continuing education fund, in accordance with the Officer’s choice, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The basis for the contributions to a continuing education fund may be the full base salary.

4.3.	Sick leave and sick pay

The Company’s Officers will be eligible for full pay for sick days starting from the first day.

4.4.	Recreation pay

The Company’s Officers will be eligible for recreation pay at the maximum rate, in accordance with the law.

4.5.	Annual vacation

4.5.1.
Each of the Company’s Officers will be eligible for annual vacation[9] amounting to no less than the minimum number of days established by the Annual Vacation Law 5711-1951 (the “Annual Vacation Law”) and the extension order for the metals, electricity and electronics industry and will not exceed the total maximum days specified in the table below for each work-year, as defined in the  Annual Vacation Law, in the year he serves in his position:

Officer	Maximum total number of days* (in terms of work days)
Active Chairman of the Board, CEO	24
Deputy CEO, vice presidents and other Officers	24

* Including the right to be absent for “optional days”

9  Vacation days are calculated based on a 5-day work week.

4.5.2.	If the Officer does not serve in his position for a full work-year, the maximum number of vacation days for which he is eligible (in terms of work days) will be adjusted in accordance with the law.

4.5.3.	An Officer at the Company may accrue vacation days that he is not obligated to use under the Annual Vacation Law up to the limit set by the law (the “cumulative ceiling”).

4.5.4.
Throughout the duration of the Officer’s service and subject to the Company’s approval or to the provisions of the Officer’s employment agreement and subject to the law, the Officer may redeem the vacation days that he has accrued.

4.5.5.	Upon the completion of his service at the Company, an Officer may redeem the vacation days he has accrued.

4.6.	Company car

The Company may provide a car for the personal use of an Officer and cover the costs of the use and maintenance of the car. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax. The type of car provided to an Officer will be in keeping with his position, as follows:

Officer	Car price ceiling (NIS10)
Active Chairman of the Board	Up to NIS 300,000
CEO	Up to NIS 300,000
Deputy CEO, vice presidents and other Officers	Up to NIS 220,000

4.7.	Mobile phone

The Company may provide Officers, excluding Directors, with a mobile phone and bear all the accompanying costs. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax.

10 The car price ceiling will be linked to the Cost of Living Index.

4.8.	Reimbursement of expenses

4.8.1.
An Officer at the Company is eligible for the reimbursement of the customary and accepted types of expenses in the Company’s business sphere, including the cost of hosting guests in Israel and abroad, travel and parking expenses, etc. that are reasonable in the relevant circumstances, considering the Officer’s position, the scope of each expense and its necessity, and the provisions of the Company’s reimbursement of expenses procedures (including obtaining approval in advance, if required); subject to the said expenses being incurred in the framework of the Officer’s fulfilling his duties in connection with the Company’s operations and for the purpose of promoting its interests.

4.8.2.
In accordance with the Company’s petty cash procedure and reimbursement of expenses procedure, every Officer is obligated to submit original receipts to the Company’s accountant in order to receive reimbursement for expenses incurred on the job.

4.9.
If the Officer provides services to the Company as an independent contractor, or via a management company he controls, the BOD has the authority to grant the Officer the fringe benefits detailed in Clauses 4.3 to 4.8 above (as relevant in each case), which will be added to the management fees.

5.	Bonuses

5.1.
The Company may grant the Officers bonuses based on financial results or based on other measurable parameters, as well as other bonuses in accordance with the Company’s discretion (and subject to the provisions of the law and the obtaining of the requisite approvals). Such bonuses will be in accordance with the Company’s bonuses policy, which reflects the Company’s risk management policy and whose objectives are: to promote the improvement of the Company’s business conduct and profitability; to achieve the Company’s long-term goals; to increase the Officers’ satisfaction and motivation; to increase each Officer’s contribution to achieving the Company’s goals and maximizing its profits, all with a long-term view and considering the Officer’s position; and the correlation of some of the Company’s compensation costs to its financial performance.

5.2.	Annual Bonus Plan

5.2.1.	Each year, after receiving a recommendation from the Compensation Committee, the BOD may approve an Annual Bonus Plan for the Company’s Officers (the “Annual Bonus Plan”);

5.2.2.
The Annual Bonus Plan will be based upon at least one pre-defined measurable criteria such as: pre-tax profit, net profit, gross profit, operating profit, EBITDA, sales, (positive) cash flow, capital raising for the company, or any other measurable financial criteria, amount of work accidents, yield, time compliance (customer order execution) (collectively, the “Criteria”).

5.2.3.	[Reserved.]

5.2.4.
With respect to the Criteria, as applicable, the Company will set the targets for that year (the “Targets”), such that a minimum target for the Criteria shall be set, as applicable, under which the officer will not be eligible for a bonus for such Criteria (the “Threshold Conditions”). The CEO of the Company may determine the Targets of the officers reporting to the CEO, while the CEO’s or the (active) Chairman's Targets shall be determined by the Compensation Committee and the BOD.

5.2.5.
Personal Assessment – the Company may add to the yearly bonus for which an officer is entitled (in accordance with meeting the Targets as set in each of the Criteria) an amount of up to 30% of the bonus, at the discretion of the CEO (with respect to the officers reporting to the CEO, except for the CFO); subject to the discretion of the CEO and the Chairman of the Audit Committee (with respect to the CFO); and subject to the discretion of the Compensation Committee and the BOD (with respect to the CEO), provided, that the total amount of the annual bonus granted under the Annual Bonus Plan does not exceed the annual bonus cap. Notwithstanding the above, to the extent that the CEO is paid a Discretionary Bonus in accordance with Clause 5.3 below, the amount of the Discretionary Bonus, shall not exceed 3 monthly salaries, in gross terms, at the time such Discretionary Bonus is paid.

5.2.6.	The date of the Annual Bonus will be shortly after the approval of the Company’s Consolidated Financial Statements for the end of the calendar year for which the bonus is being granted.

5.2.7.	The Bonus Ceiling

The annual limit for the amount of the grant, based on the Annual Bonus Plan (the “Bonus Ceiling”), shall be for each of the officers as follows:

	CEO and Active Chairman of the Board	Company’s Officers
Grant Ceiling	Up to 9 monthly ~~S~~salaries, in gross terms	Up to 6 monthly ~~S~~salaries, in gross terms

It is hereby clarified, that for any Officer, the Bonus Ceiling is calculated according to such Officer’s monthly salary, in gross terms, at the time such Bonus is paid (the “Current Salary”).

5.2.8.	Eligibility for a results-based bonus for partial employment period

5.2.8.1.
If any of the Officers ceases to serve in his position before the end of the calendar year, the ratio of the Officer’s eligibility for the Annual Bonus will be adjusted for the number of months in which he served as an Officer in the Company, relative to a full calendar year (“Partial Annual Bonus”). Note: The ceiling for the Partial Annual Bonus will likewise be adjusted (linearly, based on the number of full months), and calculated according to the Officer’s monthly salary, in gross terms, at the time such Officers ceases to serve in his position.

5.2.8.2.	The payment of the Partial Annual Bonus will be made only after the approval of the Company’s Consolidated Financial Statements for the calendar year for which the Annual Bonus is being granted.

5.2.8.3.
All of the above notwithstanding, if the Officer ceases to serve in his position for reasons that render him ineligible for severance pay – he will lose his eligibility for a Partial Annual Bonus and any sum not yet paid to him in respect of the bonus will be forfeited by the Company.

5.3.	Discretionary Bonus to the CEO

5.3.1.
Once a year the Company may grant the CEO a bonus that will not exceed the sum of three (3) monthly salaries, in gross terms, based on approval by the Compensation Committee and the BOD, which will relate, inter alia, to criteria that are not financial and are not measurable; to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted.[11] Such bonus will be calculated according the CEO’s monthly salary, in gross terms, at the time such bonus is paid.

5.3.2.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least two (2) full quarters in the calendar year for which the bonus is being granted.

5.3.3.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

5.3.4.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the CEO will not exceed the Bonus Ceiling set for Officers in Clause 5.2.7. above.

5.4.	Bonuses for Officers subordinate to the CEO

5.4.1.
Without detracting from the Company’s right to grant results-based bonuses, as detailed in Clause 5.2 above, note that, subject to obtaining approval from the Compensation Committee and the BOD, the Company will have the right to grant bonuses of any type to Officers subordinate to the CEO, including financial results-based bonuses (including such as are not in accordance with the provisions of Clause 5.2 above); bonuses based on other measurable parameters; and other bonuses in accordance with the Company’s discretion that are not based on measurable criteria, up to the Bonus Ceiling set in Clause 5.2.7. above.

5.4.2.	These bonuses will be granted to the Officers subordinate to the CEO based on the considerations specified in this Compensation Policy above.

5.4.3.
If an Officer subordinate to the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the Officer will not exceed the Bonus Ceiling set for Officers in Clause 5.2.7, above.

11  If the CEO is a controlling shareholder or his relative, additional approvals will be required in accordance with applicable law.

5.5.	[Reserved]

5.6.	BOD discretion in reducing a bonus

The BOD will have the right to reduce any of the bonuses for which an Officer is eligible, subsequent to a substantial deterioration in the Company’s financial situation or subsequent to substantive dissatisfaction with the functioning of the relevant Officer who is eligible for any of the said bonuses, up to a ratio of 25% of the bonus.

5.7.	Officers will not be eligible for any social benefits in respect of any bonus they receive.

6.	Equity Based Compensation

6.1.
The Company may grant Directors and Officers serving at the Company compensation based on securities in order to promote improvement in commercial processes and the Company’s long-term profitability, to increase the Officers’ sense of solidarity with the Company and with its operations, in increase the Officers’ satisfaction and motivation and retain the high quality Officers at the Company in the long term.

6.2.
Accordingly, the Company can offer Officers to participate in a plan for the allocation of options for shares in the Company (the “Options Plan” and “Equity Grant”), considering, among other things, their education, skills, expertise, professional experience, positions and areas of responsibility of each of the said Officers. The Options Plan will be defined and implemented such that it will comply, as much as possible, with the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961 (as much as possible and subject to the Company’s discretion, in the capital gains track).

6.3.
The maximum dilution with respect of the securities granted under the Option Plan, during the period of this Compensation Policy, shall not exceed 10% of the fully diluted basis share capital of the Company at the Equity Grant , taking such Equity Grant into account.

6.4.	The Options Plan will include the following terms:

6.4.1.
Subject to Section 6.6 below, ~~T~~the vesting period for the Equity Grant will be spread over at least three years, in keeping with a division into tranches: The first tranche of the Equity Grant will vest and be exercisable after at least 12 months from the date of its granting, and the final tranche of the Equity Grant will vest and be exercisable after at least 36 months from the date of its granting.

6.4.2.
The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the BOD. Note: Exercise prices shall not reflect a discount relative to the share price (as defined below) close to the date of the granting of the options. Accordingly, the exercise price will be calculated on the basis of the average share price on the stock exchange as of the date of the BOD’s decision on the matter and shall not be less than such average calculation in the period of 30 trading days prior to the date of grant of the said options (the “Share Price").

6.4.3.	The Options Plan may allow for the exercising of the options on the basis of the benefit element (cashless exercise).

6.4.4.
The Company may include mechanisms in the Options Plan, including commonly accepted adjustments in the event of the distribution of benefit shares, a rights issue, the disbursement of dividends, changes in the Company’s capital, structural changes in the Company, etc.

6.4.5.
The value of the options benefit on the date of their granting for each year of vesting (based on annual average over the vesting period) will not exceed 30% of the relevant Officer’s annual base salary (as defined in Clause 2.2 above).

6.5.	Ceiling on the value of the exercising of the options

Following consideration of this matter, the Compensation Committee and the BOD have decided not to set a ceiling on the value for the exercising of the options, since the Company believes that the said ceiling does not serve the Company’s objectives and does not enable the Company to maximize the advantages inherent in the use of the shares-based equity compensation tool, among other things, as a means to incentivize Company Officers to maximize the Company’s profits and the value of its shares, by strengthening the alignment of the Officers’ interests and those of the shareholders, with a view to the long term.

6.6.
Without derogating from the generality of Section 6.4.1 above, ~~T~~the Company may include “acceleration mechanisms” in the Options Plan, that will facilitate the immediate eligibility to exercise the options, in the event of (1) a change in the control of the Company; (2) a merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (3) the sale of all or a significant part of the Company’s property or shares, apart from in the framework of a public offer. In addition, the BOD may include “partial acceleration” in the Options Plan, for special circumstances, when an officer who is not a controlling shareholder is dismissed, apart from when the dismissal is based on grounds that disqualify the said Officer from being eligible for severance pay. In the event that the Company does not include such mechanisms, and an Officer ceased serving the Company before the expiration of the options allocated to him, all the options that have not yet been exercised will expire will not acquire the Officer any rights. The applicability of such “acceleration mechanisms” to any Officer will be determined at the time that any Equity Grant is made, or at any time thereafter.

7.	Arrangements for the completion of service

7.1.	Advance Notice

The Company’s Officers, apart from Directors, will be entitled to Advance Notice prior to the termination of their employment at the Company (“Advance Notice Period”). The Advance Notice Period will not exceed the number of months specified below:

Officer	Maximum advance notice period
Active Chairman of the Board, CEO	Up to 6 months
other Officers	Up to 3 months

During the Advance Notice Period the Officer will be required to continue to fulfill his duties, unless the BOD (with respect to the Chairman of the Board or CEO) or the CEO (with respect to an Officer who is not a Director or CEO) decides to release him from that obligation, and he will be entitled to the rest of the terms of his service and employment without any changes.

8.	Ratio of fixed elements to variable elements

The ratio between the annual cost of the fixed elements and the annual cost of the variable elements for the Company’s Officers, as set down in the framework of this Compensation Policy is as follows:

Officer
	Ratio of the fixed elements[12] to the total Compensation (%)	Ratio of the variable elements[13] to the total Compensation (%)
Active Chairman of the Board	45-100	0-55
CEO	45-100	0-55
Deputy CEO, Vice Presidents and other Officers	52-100	0-48

The process of the adoption of the Compensation Policy included the examination of the ratio between the fixed elements and the variable elements, as part of the examination of the proposed structure of the Compensation Policy. After this examination, the Compensation Committee and the BOD are of the opinion that the said ratio is a fair expression of the Company’s concept concerning the necessary balance between creating appropriate incentives for the Officers, based on their performance, and the Company’s risk management policy as well as aligning the interests and creating an appropriate link between the Officers’ compensation and the yield for the Company’s shareholders.

12    The total fixed elements include the base salary, social benefits, fringe benefits and employers National Insurance Institute payment. The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.
13    The total variable elements include bonuses (on the assumption that the Officer is granted the overall maximum allowable in accordance with the Compensation Policy, as detailed in Clause 5.2.7 above) and a capital grant (partial for calendar year).  The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

9.	Ratio between the Officers’ compensation and the Company employees’ salaries

9.1.
The Compensation Committee and the BOD examined the ratio between the terms of service and the employment of the Officers and the salaries of the remainder of the employees, including contract workers employed by the Company, and specifically the relationship to the average and mean salaries of all these employees, with a focus on the influence of the gap between them on the labor relations at the Company, based on the assumption of the payment of the maximum base salary, the payment of 100% of the maximum bonuses that can be granted under this Compensation Policy, and assuming maximum Equity Grant value in one vesting year.

Accordingly, the ratios are as follows:14

Position	Relationship to the average salary of the Company’s employees	Relationship to the mean salary of the Company’s employees
Active Chairman of the Board	22	25
CEO	22	25
Deputy CEO, Vice Presidents and other Officers	15	20

9.2.
The Compensation Committee and the BOD determined that the relationships are reasonable considering the size of the Company, the nature of its operations, the responsibility borne by each of the Officers at the Company, the mix of human resources employed by the Company, the number of employees and their occupations, and determined that these relationships will not negatively influence the labor relations at the Company.

10.	Indemnification, Exemption and Insurance of Directors and Officers

10.1.
The Directors and Officers may grant the Officers an exemption, indemnification (in advance and/or after the fact) and a Directors and Officers insurance liability policy (respectively “exemption,” “indemnification” and “liability insurance”), subject to the requisite approvals under the Companies Law.

14  In practice, the will likely be a different ratio in the event that one or more of the compensation components is below the maximum.

10.2.	Insurance

The Company pay purchase insurance policies, including Run Off policies, to cover the liability of the Directors’ and Officers’ serving and who will serve at the Company from time to time, including Directors and Officers who are controlling shareholders or their relatives, based on the following policy terms:

10.2.1.	The coverage that can be granted each Officer under the insurance policy will not exceed a total sum of US$15 million per insurance event and per period.

10.2.2.
Each policy that will be purchased can include both insurance for the Company itself (“Entity Coverage”) for suits under the Securities Law, whether such suits are filed against the Company alone or against the Company and against Directors and Officers.

10.2.3.
The annual premiums and deductibles of the Company’s directors and officers liability insurance policy shall be determined according to the conditions of the insurance market at such time, as advised by the Company’s insurance consultants, provided that such annual premiums and deductibles are not material to the Company.

10.2.4.
Each policy that will be purchased can also include liability coverage for the Directors and Officers for issuing new securities. If such supplementary coverage is included, the supplement to the annual premium for that coverage will not exceed 60% of the cost of the premium for that year.

10.2.5.
The amount of the Deductible that will be set in the framework of each policy that is purchased is likely to be zero for the Directors and Officers and a different commonly accepted sum for the Company.

10.2.6.
The terms of this insurance policy will be identical for Directors and Officers, including Directors and Officers who are among the controlling shareholders or their relatives, should they be serving at that time, apart from the commonly accepted exclusions in this type of policy with respect to the controlling shareholders.

10.2.7.
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

10.2.8.
The Company may bring the specific terms of the insurance policy for the approval of the Compensation Committee alone. Such approval will be subject to compliance with the principles detailed above in this Clause 10.2, with a focus on the conditions prevalent in the insurance market at the time of the purchase of the policy, as long as such policy is consistent with the market conditions and is not liable to substantively impact the Company’s profitability, property or obligations.

10.3.	Indemnification

10.3.1.
The indemnification that can be granted to every Officer can be determined in advance or after the fact, for events that will be set interior design the BOD and will be detailed in the letter if indemnification given to the relevant Officer.

10.3.2.
The sum of the indemnification for all Officers will not exceed the (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

11.	Updating of employment terms

Notwithstanding the above Compensation Policy, it is hereby clarified that:

11.1.	Non-substantive change to the employment terms of an Officer subordinate to the CEO[15]

The Company may implement a non-substantive change in the employment terms of an Officer subordinate to the CEO without obtaining the approval of the Compensation Committee, as long as the following conditions are met (aggregately):

11.1.1.	The change is approved by the CEO.

11.1.2.	The terms of service following the change are consistent with the Compensation Policy.

In this Clause 11.1, “non-substantive change” = (a) A change in the compensation whose financial cost to the Company is up to (and including) 10% of the cost of the employment of the Officer subordinate to the CEO before the change; (b) Grant/s whose total sum does not exceed 2 monthly salaries (in gross terms) annually of the Officer subordinate to the CEO – all subject to the ceilings set down in the Compensation Policy.

15
If an Officer subordinate to the CEO is a controlling shareholder or his relative, the implementation of the non-substantive change in his employment terms will require additional approvals as required by law.

11.2.	Renewal/extension of the contractual agreement with the CEO

The Company may renew or extend the contractual agreement with the CEO, with respect to the terms of his service and employment, without obtaining approval from the General Assembly of the shareholders,16 as long as the following conditions are met (aggregately):

11.2.1.
The renewal or extension of the contractual agreement concern terms of service and employment that are not better than those in the previous contractual agreement, or if there is no real change in the terms and the remainder of the pertinent circumstances;

11.2.2.	The terms of service and employment are consistent with the Company’s Compensation Policy and the previous contractual agreement was approved under Section 272(c1) of the Companies Law.

11.3.	Approval of the contractual agreement with the CEO/Director until the date of the next General Assembly

The Company may enter a contractual agreement with the CEO or with a Director, concerning the terms of his service and employment, without the need to obtain the approval of the General Assembly of the shareholders, concerning the period from the date of the contractual agreement until the closest General Assembly, if all of the following conditions are met:

11.3.1.	The terms of service and employment were approved by the Compensation Committee and the BOD in accordance with Sections 272(c1)(1) and 273(a) of the Companies Law, as relevant;

11.3.2.	The terms of service and employment are consistent with the Compensation Policy;

11.3.3.
The terms of service and employment are not better than the terms of service and employment of the previous CEO or no real changes between the two contractual agreements and the remainder of the pertinent circumstances, including the scope of the employment.

16	If a CEO is a controlling shareholder or his relative, the renewal or extension of will require additional approvals as required by law.

12.	Miscellaneous

12.1.
Subject to the provisions of the law, nothing in this Compensation Policy will detract from the validity, nor add to the provisions of previous agreements between the Company and the Company’s Officers in connection with the principles or compensation terms that were approved before the approval of this Compensation Policy or any that preceded it.

12.2.
It is hereby clarified that nothing in this policy shall be construed as detracting from the directives of the Companies Law and/or the Company’s article of association concerning the manner of the approval of the contractual agreement with any of the Officers concerning their service and employment.

12.3.
If after the approval of the Compensation Policy, the law and/or the regulations and/or court orders and/or guidelines and/or statements by the Israel Securities Authority set lenient terms with respect to the Compensation Policy, including with respect to the required approvals, the restrictions and/or threshold terms necessary for inclusion in the Compensation Policy as of the date of its approval, such lenient terms will be considered as included, as if they were stated in the framework of the Compensation Policy from the outset.

12.4.
From time to time a Company Director will examine the Compensation Policy and the need for its adjustment, if there are substantive changes in the circumstances that existed when the Compensation Policy was set, or for other reasons as he sees fit.

12.5.
The Company has adopted a policy for recovering erroneously awarded compensation intended to comply with the requirements of the Companies Law, Section 10D of the U.S. Securities Exchange Act of 1934, Rule 10D-1 promulgated by the U.S. Securities and Exchange Commission thereunder, and Listing Rule 5608 of the Nasdaq’s corporate governance rules (the “Clawback Policy”). Any provision of the Clawback Policy shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Compensation Policy and the Clawback Policy, the Clawback Policy shall prevail. For the avoidance of doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption or amendment of the Clawback Policy.